GREAT QUEST METALS LTD.

82-3116

02015637

February 15, 2002

02 MAR -5 AM 8:10

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

SUPPL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on February 15, 2002. This release was sent to the Canadian Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

PROCESSED
MAR 14 2002
THOMSON FINANCIAL

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

3/5

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST METALS LTD.

Suite 515, 475 Howe Street
Vancouver, British Columbia, Canada V6C 2B3
Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

February 15, 2002
12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ

Great Quest to Start Program on Baoule River and Winza Concessions – Completion of Private Placement

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd., is pleased to announce that the next program on the Baoule River and Winza concessions is scheduled to start in late February. These concessions, covering a total of 285 sq km, are located in southwestern Mali, West Africa, 48 km southeast of the Kalana Mine and 170 km southwest of the Morila Mine.

Interpretation of satellite imaging over the Baoule River concession indicates the possibility of an area of small granitic intrusives in the central part of the concession, while active orpaillage (hand mining) of an unknown extent is reported in the southern part of the concession. Previous work identified areas of soil anomalous in gold in the northern part of the concession, however the soils were in alluvium, or transported material, the source of which is thought to be the southern part of the concession. An earlier soil sampling program by the government, at 200 metre intervals on lines 1 km apart, identified several areas of anomalous gold in the central and southern parts of the concession with a high of 2.0 g/t.

The 2002 program will consist of conducting a soil sampling and geological mapping program in the central part of the concession, and a geological reconnaissance and possible pitting program in the area of orpaillage to the south. A pitting program is also planned in areas of soil anomalous in gold on the Winza concession.

In further news, in the area of the Bourdala concessions, the Company dropped the Dialafara-Khama concession, which was the furthest concession to the southeast and added the Niaragui concession to the north. Great Quest has an option to acquire a 95% interest in the Niaragui concession by paying approximately $110,000 over 5 years. Any production is subject to a 1% net smelter royalty.

In closing, the $114,000 private placement announced on December 11, 2001 has been completed. A total of 456,000 units were sold at $0.25 per unit with each unit consisting of one share and a one-half share purchase warrant. Each one warrant purchases one additional share at $0.30 for a two-year period.

"Signed"
Willis W. Osborne
President

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THE CONTENT OF THIS NEWS RELEASE

N E W S R E L E A S E